CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20[redacted]
U.S.A.

06011526

SUPPL

Subject CSM nv, (SEC File No. 82-34886)

Date February 22, 2006

RECEIVED MAR 0 8 2006 WASH. D.C. 152 SECTION PROCESSING

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release 16 February, 2006: CSM explores possibilities of selling sugar division.

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weel

Mariëtte Mantel
CSM nv

PROCESSED
MAR 0 9 2006
THOMSON FINANCIAL

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM EXPLORES POSSIBILITIES OF SELLING SUGAR DIVISION

Diemen, The Netherlands, 16 February 2006 - CSM nv has decided to explore the possibilities of selling its Sugar division. This step should be seen as part of our strategy to further streamline the CSM portfolio. CSM intends to focus its efforts on global market-leader positions in its growth markets: bakery ingredients and bakery products on the one hand and lactic acid and lactic acid derivatives on the other.

CSM Sugar is an efficient company that specializes in sugar and sugar specialties. It produces and sells between 350,000 and 380,000 tons of sugar every year. The company is based in Diemen, the Netherlands, and has two production sites:

- Vierverlaten (Hoogkerk, Groningen), which produces sugar from beet. This factory processes 18,500 tons of sugar beet a day.
- Breda, which produces sugar specialties (syrup, caster sugar, liquid sugar etc.) and where the central laboratory is located.

Gerard Hoetmer, CEO at CSM nv: "*CSM Sugar is an excellent company. The factory in Vierverlaten is one of the most efficient in Europe. We still see scope for further efficiency improvements, but the new EU sugar regulation will open a new era. By selling it we expect CSM Sugar to retain its strong position both in the short and long term. CSM nv does not see itself as the consolidator of the European sugar market.*"

Approximately 300 personnel are employed on a permanent contract. During the campaign some 75 extra personnel are recruited temporarily. The company has an annual turnover of EUR 250 million and runs at a good profit. The services of a bank have been enlisted to coordinate the process of a possible sale.

The sugar sector in Europe is strongly controlled by the European sugar regulation. The current regulation expires in July 2006. The new regulation will then become effective and continue till 2014/2015.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl